VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

September 17, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller

Re:	Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-13175

Dear Mr. Hiller:

Set forth below is the response of Valero Energy Corporation (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated September 3, 2015 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 26, 2015 (the “Form 10-K”). As used in this letter, the terms “we,” “us,” or “our” also refer to the Company.

For ease of reference, the comment is reproduced below in bold and is followed by the Company’s response to such comment.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.
You disclose that the decrease in net cash provided by operating activities was due primarily to a $2.7 billion unfavorable effect from changes in working capital, but do not explain the reasons. Please expand your disclosure to encompass the underlying drivers of operating cash flows and any material changes that have led to this effect, consistent with the guidance in Section (IV)(B)(1) of SEC Release No. 34-48960.

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 17, 2015

Response: We supplementally provide the Staff with the following details (in millions) regarding the $2.7 billion unfavorable effect from changes in working capital between 2014 and 2013:

		Note Reference
Unfavorable effect resulting primarily from accounts payable	$620	(a)

Unfavorable effect resulting from liabilities accrued for taxes other than income taxes	401	(b)

Unfavorable effect resulting from income taxes payable	628	(c)

Unfavorable effect resulting from inventories	1,001	(d)

Other	82

Unfavorable effect	$2,732

(a)
The $620 million unfavorable effect was calculated as the net of (1) the $3.5 billion favorable effect from changes in accounts receivable between 2014 and 2013 and (2) the $4.1 billion unfavorable effect from changes in accounts payable between 2014 and 2013. (These effects on working capital were calculated directly from amounts reflected in Note 19 of Notes to Consolidated Financial Statements on page 113 of the Form 10-K. That note was referenced in our disclosures on page 43 of the Form 10-K.) The favorable effect in accounts receivable and the unfavorable effect in accounts payable were primarily due to a decrease in commodity prices in the fourth quarter of 2014. The decrease in commodity prices (disclosed in Outlook and in the General section of the comparison of 2014 to 2013 results of operations on pages 26 and 32, respectively, of the Form 10-K) reduced both our accounts receivable and accounts payable balances as of December 31, 2014 compared to December 31, 2013. However, accounts payable decreased to a greater extent resulting in a net negative cash outflow.

(b)
Liabilities accrued for taxes other than income taxes include sales and use taxes, value-added taxes (“VAT”), motor fuel taxes, excise/duty taxes, and gross receipts taxes. The liabilities for these taxes typically do not change by a significant amount and, therefore, have a minimal effect on the Company’s cash flows. As a seller of refined products in the United Kingdom (“U.K.”), we charge our U.K. customers VAT, which is subsequently remitted to the U.K. government. In late 2012, our Pembroke Refinery in the U.K. was not

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 17, 2015

operating for an extended period in connection with planned maintenance activities resulting in our need to purchase refined products to supply our customers in the U.K., and we were charged VAT on these purchases of refined products from our vendors. The payment of VAT to our vendors reduced our VAT liability owed to the government resulting in a lower VAT liability as of December 31, 2012. In 2013, the Pembroke Refinery resumed normal operations and we ceased purchasing refined products from others and our VAT liability increased to normal levels and positively affected our cash flows in 2013. Therefore, the $401 million unfavorable effect from changes in liabilities accrued for taxes other than income taxes between 2014 and 2013 was the result of a positive effect in 2013 that did not recur in 2014.

(c)
The unfavorable effect associated with income taxes payable resulted primarily from a $400 million tax payment in 2014 that was accrued in 2013 related to 2013 earnings. (This was disclosed in the Tax Matters section of Liquidity and Capital Resources on page 46 of the Form 10-K.) A significant portion of the Company’s 2013 earnings were generated in the fourth quarter of 2013, which led to an income tax liability as of December 31, 2013 that was larger than is typical when earnings are generated more ratably throughout the year. In addition, the Company paid $56 million in taxes in 2014 that were accrued in 2013 related to the settlement of two IRS audits.

(d)
The unfavorable effect resulting from the increase in our inventories was due to the build in inventory volumes from 2013 to 2014 as the Company took advantage of the declining commodity prices in the fourth quarter of 2014.

It should be noted that the unfavorable working capital change was not the result of negative trends in the Company’s business, operations, credit policies, or similar substantive matters. We acknowledge that the Company’s disclosures could have provided additional information to clarify the drivers of operating cash flows, but we believe that the cash flow disclosures in the Form 10-K meet the guidance in Section (IV)(B)(1) of SEC Release No. 34-48960 and that no amendment to the Form 10-K to expand the disclosure is necessary. We will endeavor, however, to provide additional disclosure in the Company’s future filings to ensure a more complete understanding of the drivers of operating cash flows.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 17, 2015

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2146.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:	Jay D. Browning
Lawrence M. Schmeltekopf

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497